UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PITOOEY!, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

72449Q100
(CUSIP Number)

Richard Hybner
12235 S. HONAH LEE COURT
PHOENIX, AZ 85044 USA
480.747.2711

Copies to:
Joshua Schneiderman
Snell & Wilmer L.L.P.
TWO CALIFORNIA PLAZA
350 SOUTH GRAND AVENUE
SUITE 2600
LOS ANGELES, CA 90071 USA
213.929.2545

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 19, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 72449Q100	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY ) Richard Hybner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES	7.	SOLE VOTING POWER 10,075,000(1)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 10,075,000(1)
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,075,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.72%
14.	TYPE OF REPORTING PERSON IN

 (1)           Includes 75,000 shares of Common Stock issuable upon exercise of 75,000 warrants to purchase shares of Common Stock at a purchase price of $0.50 per Share.  Excludes 37,500 shares of Common Stock issuable upon conversion of 37,500 shares of Series B Convertible Preferred Stock which require 61 days prior notice to the Issuer for conversion.

CUSIP No. 72449Q100	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Shares”), of PITOOEY!, Inc., a Nevada corporation (the “Issuer”). The principal office of the Issuer is located at 10429 S. 51st Street, Suite 225 Phoenix, Arizona 85044.

Item 2. Identity and Background

(a), (b), (c), (f) This Schedule 13D is filed on behalf of Richard Hybner (“Hybner”).  Hybner is an individual residing at 12235 S. Honah Lee Court, Phoenix, AZ 85044.  Hybner is not currently employed.  Hybner is a citizen of the United States of America.

(d) and (e)  During the last five years, Hybner has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 19, 2014, Hybner acquired 10,000,000 Shares in connection with a private resale of the Issuer’s Shares from another shareholder for a cash consideration of $1,000 in the aggregate paid from personal funds on hand (the “Common Share Acquisition”).  Hybner also used personal funds on hand to acquire, on July 18, 2014, from the Issuer (i) 37,500 shares of Series B Convertible Preferred Stock which are convertible into 37,500 Shares upon 61 days prior notice to the Issuer, and (ii) 75,000 immediately exercisable warrants to purchase 75,000 Shares at a purchase price of $0.50 per share (the “Preferred Share and Warrant Acquisition”).

Item 4. Purpose of Transaction

The Common Shares Acquisition was consummated in a private transaction for investment purposes in connection with Hybner’s appointment as Chief Executive Officer of the Issuer, as discussed in Item 6 below and incorporated into this Item 4 by reference.  The Preferred Share and Warrant Acquisition was also consummated in a private transaction for investment purposes as discussed in Item 6 below and incorporated into this Item 4 by reference.  Hybner has no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a), (b), (c), (d), (e), (f), (g), (h), (i) or (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Hybner beneficially owns an aggregate of 10,075,000 Shares, which represents approximately 9.72% of the Issuer’s outstanding Shares.  Such amount includes 75,000 Shares issuable upon exercise of 75,000 warrants to purchase Shares at a purchase price of $0.50, but excludes 37,500 Shares issuable upon conversion of 37,500 shares of Series B Convertible Preferred Stock which require 61 days prior notice to the Issuer for conversion.  For purposes of this calculation, this Schedule 13D assumes that 103,699,651 Shares are issued and outstanding (based on 103,624,651 Shares outstanding as of May 15, 2015, as reported in the Issuer’s Preliminary Information Statement filed with the Securities and Exchange Commission on May 20, 2015, plus the issuance of an aggregate amount of 75,000 Shares to Hybner upon exercise of the warrants to purchase Shares described herein).

(b) Hybner has sole voting and dispositive power over the 10,075,000 Shares that he owns.

(c) Hybner has not effected any transaction in the Shares during the past 60 days.

(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Hybner.

(e) Not applicable.

CUSIP No. 72449Q100	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Hybner was appointed as the Chief Executive Officer of the Issuer on April 26, 2014, and, in connection therewith, entered into an Amended and Restated Employment Agreement, dated June 26, 2014, by and between the Issuer and Hybner, which provided for the Acquisition.  The Acquisition was consummated pursuant to a Stock Purchase Agreement, dated as of June 19, 2014, by and among Hybner and Jacob DiMartino.  Effective as of January 17, 2015, Hybner resigned as Chief Executive Officer of the Issuer.

Hybner has not received definitive documentation related to his investment in the Series B Convertible Preferred Stock and Warrants described herein.  Hybner will amend this Schedule 13D promptly upon receipt of such definitive documentation.

Other than as described above, and in Items 3, 4 and 5, which are incorporated herein by reference in response to this Item 6, to Hybner’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Hybner and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The Amended and Restated Employment Agreement for Richard Hybner, dated as of June 26, 2014, by and among the Issuer and Hybner is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on August 4, 2014.

The Stock Purchase Agreement, dated as of June 19, 2014, by and among Hybner and Jacob DiMartino is hereby filed as Exhibit 2 to this Schedule 13D.

CUSIP No. 72449Q100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2015

RICHARD HYBNER

/s/ Richard Hybner
Name: Richard Hybner

EXHIBIT INDEX

Exhibit 1                      Amended and Restated Employment Agreement for Richard Hybner, dated as of June 26, 2014, by and among the Issuer and Hybner (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed on August 4, 2014)

Exhibit 2 Stock Purchase Agreement, dated as of June 19, 2014, by and among Hybner and Jacob DiMartino

Exhibit 2

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL OR STATE REGULATORY AUTHORITY.  THE SHARES BEING SOLD HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK.  THE SALE PRICE WAS DETERMINED ARBITRARILY BY THE SELLER AND BEARS NO RELATIONSHIP TO THE ASSETS, EARNINGS, BOOK VALUE, FUTURE TRADING PRICE OF THE SHARES, OR ANY OTHER CRITERIA OF VALUE.

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is dated as of June 19, 2014, by and among Richard Hybner (Buyer), and Jacob DiMartino (Seller).  Seller owns 10,000,000 shares of the common stock PITOOEY!, Inc. a Nevada Corporation (The Company).  Buyer desires to purchase from the Seller, and the Seller is willing to sell shares of such common stock (the Company Shares), subject to the terms and conditions contained in this agreement.

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.
Purchase and Sale.  On the closing (as provided in Section 2 herein), Seller shall sell, assign, transfer, convey and deliver the Company Shares to Buyer, free and clear of any and all liens, claims and encumbrances, and Seller shall evidence such transaction by delivering to Buyer certificates for the Company Shares, duly endorsed to Buyer.  The purchase price for the Company Shares shall be $0.0001 per share (the Purchase Price); to be paid.

2.
Closing.  The Closing of the purchase and sale of the Company Shares shall occur upon the execution of this Agreement by both Buyer and Seller, and the receipt of both the Company Shares and the Purchase Price (the Closing).  At the Closing, the Seller shall deliver to the Buyer the certificate or certificates representing the Company Shares, along with a stock power duly endorsed for transfer in order to sell, transfer, convey and assign the Company Shares upon the payment of the Purchase Price by the Buyer.  If the Seller fails to deliver the Company Shares or the Buyer fails to deliver the Purchase Price at Closing, this Agreement shall be void and of no affect.

3.
Miscellaneous.  This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements and discussions between Buyer and Seller.  No waiver of any of the provisions of this agreement will be deemed to constitute a waiver of any other provisions hereof.  This agreement may be executed by the parties hereto in separate counterparts, each of which will be deemed to be one and the same instrument.  All claims, disputes and other matters in question between the parties to this agreement, arising out of or relating to this Agreement or the breach thereof, shall be filed and heard only in the state courts of Arizona.  This agreement will be governed by and construed and enforced in accordance with the internal laws or the State of Arizona.

IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the day and year first above written.

BUYER:

Signature:	/s/ Richard Hybner

SELLER:

Signature:	/s/ Jacob DiMartino